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                             August 25, 2022

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amended Draft
Registration Statement on Form F-1/A
                                                            Submitted August 5,
2022
                                                            CIK No. 0001932470

       Dear Dr. Hu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 15, 2022 letter.

       Amended Draft Registration Statement on Form F-1/A Submitted August 5,
2022

       Prospectus Summary, page 1

   1. We note your revised disclosure on page 7 and response to comment 3. You indicate that AgiiPlus does not
hold personal information of over one million users. Please revise to clarify the extent
to which Shanghai Zhiban, "as a third-party service provider," or
                                                        Maxoffice hold personal
information of over one million users. Disclose the extent to which exceeding one
million users now or in the future could be deemed on behalf of
                                                        AgiiPlus and subject
the company to permission requirements.
 Jing Hu
AgiiPlus Inc.
August 25, 2022
Page 2
Corporate History and Structure, page 66

2. We note your revised disclosure in response to comment 8. Please clarify the extent to which AgiiPlus is materially dependent upon information about users and other website information in Shanghai Zhiban's and Maxoffice's operations. Is such information shared with and/or used in operations of AgiiPlus? In this regard, we note the statement that an
         AgiiPlus subsidiary is authorized by Shanghai Zhiban to "use the Maxoffice website for offering its services under Tangtang." It is unclear to what extent AgiiPlus itself or its subsidiaries conduct some or all of the website operations. Please revise to clarify.
         Additionally, although it appears Shanghai Zhiban's revenues were historically under 1%, it appears AgiiPlus could not conduct substantially all of its operations without the
         Maxoffice website. Approximately what percentage of AgiiPlus' operations could be conducted without the Business Cooperation Agreement? Is Shanghai Zhiban's or
         Maxoffice's consent necessary if AgiiPlus seeks to transition to another third party's website hosting services? Please revise here, the second to last Risk Factor on page 24 and where appropriate to clarify.
Management's Discussion and Analysis, page 81

3. We note your revised disclosure and response to comment 1. In particular, we note the statements on page 3 that AgiiPlus expects to fund its operations and expansion from the offering, and that capital and other resource needs are expected to increase significantly as it continues to invest in the upgrade of the existing infrastructure and technology systems.
         Please revise the last full paragraph on page 81 to further clarify in quantitative and qualitative terms the expected funding needs to achieve your business plans, which appear to constitute a known trend, event, uncertainty or demand that may have a material effect
         on the company   s operations, profitability, liquidity or capital
resources.
4. We note your revised disclosure on page 69 and response to comment 9. Please revise to disclose (1) in quantitative terms the extent to which COVID-19 has materially impacted your operations, (2) whether your lines of service, projects, or operations are materially
FirstName LastNameJing Hu
       impacted by the pandemic related lockdowns in China and (3) the impact of consumer
Comapany    NameAgiiPlus
       demand   declines in Inc.
                            China. In addition, discuss any steps you are
taking to mitigate
Augustadverse  impacts
        25, 2022  Page 2to your business.
FirstName LastName
 Jing Hu
FirstName  LastNameJing Hu
AgiiPlus Inc.
Comapany
August  25, NameAgiiPlus
            2022         Inc.
August
Page 3 25, 2022 Page 3
FirstName LastName
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:      Guillaume de Sampigny